

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

August 25, 2025

Sebastian Siemiatkowski
Chief Executive Officer
Klarna Group plc
10 York Road
London SE1 7ND
United Kingdom

>   **Re: Klarna Group plc**
>   **Amendment No. 2 to Registration Statement on Form F-1**
>   **Amendment filed August 15, 2025**
>   **File No. 333-285826**

Dear Sebastian Siemiatkowski:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 31, 2025 letter.

Amendment No. 2 to Registration Statement on Form F-1

Key Credit Metrics, page 146

1.   We note your response and revised disclosure related to prior comment 3. Please revise to update the key credit metrics through the most recent date for which you present financial results (e.g., June 30, 2025). Also revise to update other financial information presented throughout the filing, including in graphics such as the "Financials at a glance" graphic, to ensure an accurate depiction of your most current financial position and results of operations, if relevant.

Key Components of Our Results of Operations, page 151

2.   We note your disclosure above related to loan delinquencies for your Fair Financing and Pay Later portfolios in pages 147-149. We also note that, before a Pay Later loan would reach 60 days delinquent, the borrower will be subject to one or more "reminder" fees. Please tell us, with a view towards revised disclosure, whether the average number of reminder fees per active Klarna user has changed over the periods presented as well as during the first two quarters of 2025.

Liquidity and Capital Resources, page 169

3.   We note that you have entered into a forward sale agreement with Nelnet to sell up to $2.6 billion in pay later loans originated in the United States. We also note press reports that you have entered into a $1.6 billion funding facility with Santander. Revise your disclosure to discuss your new funding vehicles, including the material terms that impact your ability to access the available funding and any recourse that your partners may have based on the credit quality of the loans sold under either agreement. We note that the notional amount of each agreement exceeds the amount of non-deposit debt that you hold as of the end of your last fiscal year. Consequently please revise your disclosure to describe the material terms of these agreements. Also, please file the agreements as material contracts with your next amendment.

Business, page 195

4.   We note the charts on pages 147 and 148 showing delinquency rates at 60 days on a consolidated basis and in the United States, respectively, as well as the chart on your website, Wikipink, showing the share of United States pay in 4 orders that have been referred to debt collection. Noting the increased gross carrying amount of debt collection receivables from December 31, 2024 to June 30, 2025, disclosed on page F-13, please describe, with a view towards revised disclosure, if and how your debt collection activities have changed during the periods covered, including the first two quarters of 2025. If applicable, provide both qualitative and quantitative disclosure and consider revising your graphs to include this information.

Please contact Lory Empie at 202-551-3714 or Michael Volley at 202-551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or Christian Windsor at 202-551-3419 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Byron B. Rooney, Esq.